The membership interests evidenced hereby have not been registered with the Securities and Exchange Commission under the Securities Act (as defined herein) in reliance upon an exemption from registration thereunder and have not been registered or qualified under the state securities laws of any state of the United States or any other jurisdiction in any other country in which the membership interests have been offered and sold pursuant to applicable exemption therefrom. The membership interests may not be sold, pledged, hypothecated, or otherwise transferred except pursuant to an effective registration statement under the Securities Act and qualification under applicable United States state securities laws or under an effective registration statement under the securities laws of any other country, unless exemptions from such registration and qualification are available. In addition, the sale, transfer or other disposition of the membership interests evidenced hereby or any interest therein are subject to certain restrictions on transfer set forth in this Agreement.

LIMITED LIABILITY COMPANY AGREEMENT FOR CHACO FLACO DRINKS, LLC

This Limited Liability Company Agreement (this "**Agreement**") of Chaco Flaco Drinks, LLC, a Delaware limited liability company (the "**Company**"), is made and entered into as of June 12, 2020 (the "**Effective Date**") by and among the Company and the Persons set forth on Schedule A attached hereto, as amended from time to time (the "**Members**").

RECITALS

A. The Company was formed on March 2, 2012 by duly filing its Articles of Organization with the Corporation Commission of the State of Arizona in accordance with applicable laws in the state of Arizona.

B. Between March 2, 2012 and April 8, 2019, the Company was an Arizona, manager-managed limited liability company solely owned by Charles Moore and on April 8, 2019, Darci Passarella was admitted as a member as evidenced by that Articles of Amendment to Articles of Organization filed with the Corporation Commission of the State of Arizona on April 8, 2019.

C. Between March 2, 2012 and the Effective Date, the persons being admitted to the Company as new Members pursuant to this Agreement contributed various amounts of cash and/or services to the Company, but were never formally admitted as Members and no written or oral operating agreement was ever fully executed or entered into among such persons.

D. As of the Effective Date, the Company has been converted to a Delaware limited liability company by filing requisite documents with the State of Arizona and the State of Delaware;

E. As of the Effective Date, the parties hereto desire to amend, restate, replace and supersede any and all prior limited liability company agreements governing the Company in their entirety and to set forth herein, establish and provide for the respective economic and other rights of the current Members of the Company, and the management and governance of the Company from and after the Effective Date.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.1 Definitions. Whenever used in this Agreement, capitalized terms shall have the following meanings:

"**Act**" means the Delaware Revised Uniform Limited Liability Company Act, as amended or superseded from time to time.

"**Affiliate**" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such first Person. For purposes of this Agreement, the term "controls" and the phrases "controlled by" and "under common control with" a Person, or any variation thereof, means the direct or indirect beneficial ownership of more than fifty percent (50%) of the outstanding capital stock (or other shares) of a Person that is a corporation or other entity, or having the power to direct the management and policies of a Person (by contract or otherwise).

"**Bankruptcy**" means with respect to any Person, (i) the inability of such Person generally to pay its debts as such debts become due, or an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors; the filing of any petition or answer by such Person seeking to adjudicate it as bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any Law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Person or for any substantial part of its property; or corporate action taken by such Person to authorize any of the actions set forth above; or (ii) without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency, or similar Law, or the filing of any such petition against such Person which petition shall not be dismissed or stayed within sixty (60) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed or stayed within sixty (60) days.

"**Business Day**" means a day other than (i) a Saturday or a Sunday or (ii) a day on which the FedWire System operated by the Federal Reserve Bank of New York is closed.

“**Capital Account**” means, with respect to any Member, the capital account maintained for such Member in accordance with <u>Section 6.3</u> and <u>Schedule B</u>, as adjusted up to the date in question.

“**Capital Contributions**” means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to and accepted by the Company with respect to the interest in the Company held by such Member.

[redacted]

“**Interest**” (or “**Member Interests**” or “**Membership Interests**”) shall have the meaning given such term in Section 3.2(a).

“**Majority Vote**” means (a) with respect to a vote of Members (or any specified subgroup of Members) at duly noticed meeting at which a quorum is present, the affirmative vote of the holders of a majority of the Interests (or Interests held by such subset of Members) having a right to vote who are present at such meeting, voting together as a single class; and (b) with respect to a vote of Members (or any specified subgroup of Members) by written consent, the affirmative vote of the holders of a majority of the then outstanding Interests (or Interests held by such subset of Members) having a right to vote, voting together as a single class.

“**Net Profit**s” and “**Net Losses**” mean, for each taxable year, an amount equal to the Company’s taxable income or loss for such taxable year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the adjustments set forth in Part B of Schedule B.

“**Interests**” (or “**Member Interests**” or “**Membership Interests**”) means a Member's entire interest in the Company, including such Member's Economic Interest and such other rights and privileges that the Member may enjoy by being a Member. Interests are denominated into Units.

“**Ownership Percentage**” means, with respect to any Member, a percentage obtained by dividing the number of Units held by such Member by the total number of Units outstanding. Initial Ownership Percentages for each Member are set forth in Exhibit A.

“**Party**” or “**Parties**” means any one or more (as applicable) of any Member and/or the Company.

“**Person**” means a natural person, partnership, domestic or foreign limited partnership, domestic or foreign limited liability company, trust, estate, association, corporation, or any other legal entity, or Governmental Authority.

“**Subsidiary**” means, with respect to the Company, another Person of which the Company owns, directly or indirectly, more than fifty percent (50%) of the voting power, or at least a majority in-interest of the partnership, joint venture, or similar interests, or in which the Company is, directly or indirectly, a general partner.

“**Supermajority Vote**” means (a) with respect to a vote of Members (or any specified subgroup of Members) at duly noticed meeting at which a quorum is present, the affirmative vote of the holders of at least eighty percent (80%) of the Interests (or Interests held by such subset of Members) having a right to vote who are present at such meeting, voting together as a single class; and (b) with respect to a vote of Members (or any specified subgroup of Members) by written consent, the affirmative vote of the holders of at least eighty percent (80%) of the then outstanding Interests (or Interests held by such subset of Members) having a right to vote, voting together as a single class.

“**Tax or Taxation**” means all forms of taxation and statutory, governmental, state, federal, provincial, local, governmental or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable; and any penalty, fine, surcharge, interest, charges or costs relation thereto.

"**Transfer**" means any direct or indirect voluntary or involuntary transfer, assignment, conveyance, sale, pledge, hypothecation, encumbrance, delegation, disposition of, alienation or other disposition, including as a result of any Bankruptcy, divorce, intestacy or other judicial or legal proceeding. A "Transferor" means the Person who effects a Transfer and a "Transferee" means the permitted recipient of a Transfer. A Change of Control of any Member who is an entity shall be deemed a Transfer of any Membership Interests held by such entity.

"**Treasury Regulations**" means the temporary and final regulations issued by the U.S. Treasury Department under the Code.

"**Unit**" means a unit of measure by which Member's entitlement to participate in the profits, losses, distributions, and other economic rights in the Company are measured and by which a Member's right to vote is measured. Interests are denominated into Units for such purposes.

ARTICLE II.
ORGANIZATIONAL MATTERS

Section 2.1 Name. The name of the Company is Chaco Flaco Drinks, LLC. The Company Business may be conducted under that name or any other name that the Managers deem appropriate or advisable and that is in compliance with applicable Law.

Section 2.2 Purpose and Powers. The purpose of the Company is to conduct and engage in (a) the business of designing, manufacturing and distributing beverages, with a primary focus on canned alcoholic mixed cocktails, and all reasonably related activities such as selling merchandise (hats, tshirts, etc.) associated with the Company's products and brands (the "**Company Business")**, (b) all lawful activities necessary, advisable, incidental or otherwise related to conducting the Company Business and (c) such additional business, operations and activities as are approved by either both Managers or a Majority Vote of Members. The Company shall have the power and authority to take any and all actions that are necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purposes described in this Agreement.

Section 2.3 Registered Office and Agent. The Company's initial registered office shall be at the location specified in the Company's Articles of Organization, and the name and address of its initial registered agent shall be as specified in the Articles of Organization. The registered office and registered agent may be changed by the Managers from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Delaware Secretary of State pursuant to the Act.

Section 2.4 Term. The duration of the existence of the Company (the "**Term**") shall continue until dissolved or liquidated in accordance with this Agreement and the Act.

ARTICLE III.
MEMBERS; CAPITAL CONTRIBUTIONS; INTERESTS

Section 3.1 List of Members. The Members, their Units and Ownership Percentages shall be as set forth on Schedule A attached hereto. The Company (by action of any duly authorized officer) shall promptly amend Schedule A from time to time (without the need to obtain the consent of any Member) to reflect any change in the identity or Interests of any Member, in each case made in

accordance with the terms and conditions of this Agreement. For clarity, new Members may be admitted only with the approval of the Managers.

Section 3.2 Capitalization; Interests.

(a) Interests and Units. Each Member shall hold an "**Interest**" in the Company which represents all rights of a Member with respect to the Company as are created under this Agreement or under the Act. Each Member's Interest shall be denominated in Units (or one or more classes or series thereof), and the relative rights, privileges, preferences and obligations with respect to each Member's Interest shall be determined under this Agreement and the Act to the extent herein provided based upon the number and the class or series of Units held by such Member with respect to its Interest. Units may, but are not required to, be evidenced by certificates issued to the Members which shall be in such form as the Managers shall determine.

(b) No Further Capital Contributions Required of Members. No Member shall have any obligation to contribute capital, property or services to the Company except as may be expressly set forth in this Agreement or as set forth in any separate written Agreement between such Member and the Company.

(c) Authorized Classes of Units. The following classes of Units are authorized and may be issued in the discretion of the Managers, subject to obtaining any approvals of Members required by Section 4.3:

(i) Common Units. Common Units shall be Units that are not otherwise specially designated hereunder. Holders of Common Units shall have all rights and obligations set forth in this Agreement as applicable generally to all Members and holders of Interests. For clarity, (i) restrictions, benefits, rights or obligations that apply expressly or solely to Profit Units (or other classes or series of Units that may be authorized pursuant to Section 3.2(d) hereafter) shall not apply to Common Units unless expressly so provided in this Agreement.

(ii) Profit Units. Profit Units are intended generally to be issued to the Company's founders, officers, senior employees and consultants. Holders of Profit Units shall have all rights and obligations set forth in this Agreement with respect to Profit Units as are specified (A) expressly as applicable to holders of Profit Units and (B) as applicable generally to all Members and holders of Interests. For clarity, (i) restrictions, benefits, rights or obligations that apply expressly or solely to other classes or series of Units that may be authorized pursuant to Section 3.2(d) hereafter shall not apply to Profit Units unless expressly so provided in this Agreement. Profit Units are intended qualify as "profits interests" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 and Rev. Proc. 2001-43, 2001-2 C.B. 191, such that the issuance of Profit Units would not be treated as a taxable event for the recipient Member(s) or the Company. The following shall also apply to the Profit Units: (1) no capital contributions will be required to be made by any recipient of Profit Units on the date of grant on account of the issuance of such Profit Units; (2) each Profit Unit will be assigned an initial "**Threshold**" at the time of its issuance, which shall be equal to the Liquidation Value as of the date of issuance of such Unit; (3) the Threshold amount with respect to any Profit Unit shall be increased from time to time by the amount of cash and the Gross Asset Value of other property contributed to the capital of the Company between the date of grant of such Profit Unit and the date of any distribution thereon; (4) "**Liquidation Value**" means, as of a given date of determination, an amount equal to the total proceeds

that the Company would have available for distribution to Members if the Company, as of such date, sold all of its assets for their then fair market value (as determined by the Members by a Vote of a Majority of Members) and paid all of its obligations and liabilities; (5) immediately prior to the issuance of any Profit Unit(s) the Company shall restate the Liquidation Value associated with such Units on its books, and credit the Capital Accounts of existing Unit holders, to reflect the revaluation of the property based on the Liquidation Value (taking Code Section 7701(g) into account) as of that time; (6) Profit Units that are specified on Schedule A as having voting rights shall have the same voting rights as Common Units, holders of such Profits Units shall have a right to vote on all matters on which holders of Common Units have a right to vote and holders of such Profits Units and Common Units shall vote on such matters as a single class; (7) Profit Units that are specified on Schedule A as not having voting rights shall not have voting rights and any Member holding such Profit Units hereby waives any and all voting rights to the fullest extent permitted by law, provided however that Section 6.1(a) shall not be amended with respect to a Profit Unit holder without its prior written consent; and (8) the Managers may amend this Agreement to the extent the Managers determine is reasonably necessary to comply with the Treasury Regulations under the Internal Revenue Code, as they may be amended, so that, to the extent possible, the receipt or vesting of Profit Units is not taxable to the recipient, including provisions relating to the use of liquidation values and forfeiture allocations. For clarity, different Profit Units may have different Thresholds. The Threshold of each Profit Unit shall be noted on Schedule A or in the applicable grant agreement entered into by the Company with the Profit Unit holder at the time of the issuance of such Profit Unit.

(d) Authorization and Issuance of New Interests and Units. Subject to obtaining any approvals of Members required by Section 4.3, the Managers may from time to time authorize and cause the Company to issue additional Units or other Interests, securities or rights convertible into Units or Interests, options or warrants to purchase Units or Interests, or any combination of the foregoing, consisting either of the classes authorized hereby or as otherwise may be authorized in accordance with the terms hereof (collectively, "**New Securities**"), and with such terms and conditions and in exchange for such cash or other lawful consideration as they may determine (subject to Section 4.3). Any such New Securities will be issued pursuant to subscription agreements and such other documents deemed appropriate by the Managers. The Managers shall have the authority to make any amendments to this Agreement as are necessary to implement and reflect the terms of any New Securities. Any issuance of New Securities shall result in a pro rata dilution of the Ownership Percentage of all Interests/Units outstanding immediately prior to such issuance.

Section 3.3 Member Voting Rights. The Members shall have no right to vote on any matter, except as specifically set forth in this Agreement, or as may be required under any non-waivable provisions of the Act. Any such vote shall be at a meeting of the Members entitled to vote or in writing as provided herein.

Section 3.4 Limitations on Member Authority. Except as otherwise provided in this Agreement, in a separate written agreement between the Company and a Member approved by the Manager, or under applicable Law, none of the Interests shall confer any rights on the Members to participate in the control and management of the business of the Company, which conduct shall be vested exclusively in the Managers and the Company's duly authorized officers and agents. Except as otherwise expressly provided herein or under applicable Law, in all matters relating to or arising out of the conduct or the operation of the Company, the decision of the Managers taken in accordance with this Agreement shall be the decision of the Company. No Member who is not also an officer or employee of

the Company or a Manager (and acting in his or her capacity as such) shall take or have the right to take any part in the control or management of the operation or business of the Company in his or her or its capacity as a Member, nor shall any Member who is not also an officer or employee of the Company or a Manager (and acting in his or her or its capacity as such) have any authority or power to act for or on behalf of the Company in his or her capacity as a Member in any respect. No Member may allocate or charge any management, administrative or other expenses or costs of such Member to the Company except pursuant to a written agreement between the Company and such Member (or an Affiliate thereof) approved by the Managers.

Section 3.5 Liability of Members. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company (including under a judgment, decree or order of a court), and no Member (and no Affiliate of any Member) shall be obligated or liable for any such debt, obligation or liability of the Company solely by reason of being a Member (or an Affiliate of a Member).

Section 3.6 Outside Activities. Except as any Member or Manager may otherwise agree in writing, each of the Members, Managers and their respective Affiliates may have business interests in any other business venture of any nature or description independently or with others, and no provision of this Agreement shall be deemed to prohibit any Member, Manager or such Member's or Manager's Affiliates from conducting such businesses and activities. Neither the Company nor any Member (nor its Affiliates) shall have any rights or interests, by virtue of this Agreement or the relationship contemplated herein, in any business ventures or activities of another Member or Manager or their Affiliates. No Member, Manager or any of their respective Affiliates shall have any obligation to bring any business opportunity to the Company. Provided, however, each Member or Manager must disclose to the Manager and the Members any interests they, or any affiliate may now have or hereafter acquire in enterprises which may stand to obtain a direct benefit from doing business with the Company. Notwithstanding the foregoing, the Members and Manager do not waive any duty of confidentiality or any rights with respect to the proprietary information or assets of the Company.

ARTICLE IV.
MANAGEMENT AND MANNER OF ACTING

Section 4.1 Management Authority Vested in Managers. The Company shall be "manager-managed." The management of the Company shall be vested in two managers appointed in accordance with Section 4.2 (the "**Manager**"). The Managers shall have all the rights and powers that may be possessed by a "manager" under the Act. The Managers, and each of them acting alone, shall have full and complete authority, power and discretion to manage and control the business and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts customary or incident to the powers granted by applicable Law, the Act or under this Agreement, subject only to the express provisions of this Agreement requiring agreement of both Managers and/or approval of Members. In the event of any disagreement between the Managers, they shall not be permitted to take action with respect to the subject of such disagreement until it has been resolved by either a unanimous decision of the two Managers or Member approval by a Majority Vote.

Section 4.2 Appointment of Manager. The Managers shall be appointed by a Majority Vote of Members and shall initially be Chuck Moore and Steve Cislaw. The number of Managers can also be increased or decreased by a Majority Vote of Members.

Section 4.3 Special Approval Requirements.

(a) The following matters regarding the Company will require approval of both (1) a majority of the Managers in office and (2) the Members by Majority Vote:

(i) Action as to any matter on which the Managers disagree.

(ii) Approval of the issuance of any Common Units or Profits Units and the admission of the recipient of any such Common Units of Profits Units as a new Member.

(iii) Approval of the issuance of any New Securities and terms of any New Securities and admission of the recipient of any such New Securities as a new Member.

(iv) Borrowing money in excess of the greater of (1) $5,000 and (2) an amount equal to 10% of the Company's cash reserves;

(v) The sale of the Company, whether by sale of membership interests, merger or sale of substantially all of the assets;

(vi) Conversion of the Company into a different type of entity (such as a corporation) or into an entity organized in another state;

(vii) Any election to be taxed other than as a partnership;

(viii) Any agreement between the Company and a Member or Manager or any Affiliate or family member of a Member or Manager (including compensation paid to any Member or Manager);

(ix) Any change to the scope of the Company Business as set forth in Section 2.2.

Section 4.4 Compensation; Management Fees; Expenses. No Manager or Member shall have a right to be compensated for his/her/its service to the Company or to any Subsidiary in such capacity or in any other capacity except as expressly approved by the Managers and a Majority Vote of Members. Each Manager and any Officers shall be entitled to be reimbursed or advanced ordinary and necessary business expenses incurred by such Manager on behalf of the Company ("**Reimbursable Expenses**"), including but not limited to legal and accounting fees incurred in the course of forming and organizing the Company and thereafter in conducting the business of the Company pursuant to this Agreement.

Section 4.5 Resignation; Removal and Vacancies of Managers. The Managers may resign at any time by giving notice to the Company. Such resignation shall be made in writing and shall take effect upon being so delivered or at such other time as may be therein specified. No Manager shall be subject to removal without that Manager's consent except in the event that the Manager has been found liable to the Company for gross negligence or willful misconduct in his/her duties as Manager by a final order of a court or arbitration tribunal of competent jurisdictions, in which case, such Manager may be removed "for cause" upon a Majority Vote of disinterested Members (i.e. excluding the Manager proposed to be removed "for cause" and Members who are Affiliates of such Manager). The removal of

a Manager shall not affect the rights or status of the Manager in its capacity as a Member or of any Member that is an Affiliate of such Manager and shall not constitute a withdrawal of any such Member. Any vacancy in the office of Manager shall be filled by a Majority Vote of Members; provided, however that to replace a Manager who has been removed "for cause", such vacancy shall be filled by a Majority Vote of disinterested Members (i.e. excluding the Manager proposed to be removed "for cause" and Members who are Affiliates of such Manager).

Section 4.6 Standard of Care; Limitation of Liability.

(a) Each Manager shall be required to devote only so much of its time as necessary for the proper management of the Company Business as reasonably determined by the Manager. Each Manager may engage or possess an interest, independently or with others, in any other businesses or ventures of every nature and description, including, without limitation, development and operation of emerging businesses in competition with the Company or any of the Company's Subsidiaries, and neither the Company nor any other Member shall have any rights in or to such ventures or the income or profits derived therefrom.

(b) Every Manager and Officer shall discharge his or her duties as a Manager or Officer in good faith, with the care that an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interests of the Company. Notwithstanding anything to the contrary in the preceding sentence or elsewhere in the Agreement, no Manager or Officer shall be liable to the Company or any Member for any claims, costs, expenses, damages or losses arising out of or in connection with the performance of his/her duties as a Manager or Officer (as applicable), or for any act or omission performed or omitted to be performed by such Manager or Officer in good faith and pursuant to the authority granted to the Manager or Officer under this Agreement, other than those directly attributable to such Manager's or Officer's own fraud or willful misconduct. No Manager or Officer shall be liable to the Company or any Member for claims, costs, expenses, damages or losses due to circumstances beyond such Manager's or Officer's control, including, without limitation, due to the negligence, dishonesty, bad faith or misfeasance of any employee, broker or other agent of the Company. To the fullest extent permitted by law, the duties of the Manager and Officers to the Company and the Members (including fiduciary duties) are limited to those duties expressly set forth in this Agreement.

Section 4.7 Officers of the Company and Duties. The officers of the Company shall consist of such officers as the Managers may appoint. Any persons appointed under this Agreement or by the Managers to any officer position (e.g., CEO, President, Chief Financial Officer, General Counsel, Secretary, Treasurer, Chief Operating Officer, President, Vice-President, etc) shall be an "**Officer**" for purposes of this Agreement. Except as otherwise provided herein, Officers may, but need not be, Members or Managers of the Company. Any Person may simultaneously hold more than one office of the Company.

Section 4.8 Management Advisors. The Managers may invite one or more persons to attend Manager or Member meetings as non-voting participants. The Managers may also create one or more boards of advisors who may have such mission as the Managers may determine in their reasonable discretion. No non-voting meeting participant or advisory board member shall be considered a Manager under this Agreement or a "manager" for purposes of the Act or an "Officer" under this Agreement and his or her scope of duties and authority shall be advisory and non-binding in nature. No such person

shall have any authority to take any action on behalf of the Company or bind the Company to any obligations in their capacity as such as non-voting meeting participant or advisory board member.

ARTICLE V.
MEMBER MATTERS

Section 5.1 Voting. To the fullest extent permitted by the Act, no Members shall have any right to vote on any matter except as expressly provided under this Agreement or by any non-waivable provision of the Act. Any action that would otherwise require a vote of Members under the Act (but which voting right has been eliminated by this paragraph) shall be determined instead by the Managers. If and to the extent that any Members are entitled to vote on a matter, such Members shall vote together as a single class in accordance with the number of Units represented by their respective Interests except as otherwise expressly set forth in this Agreement. Holders of New Securities may be entitled to separate class votes as may be determined by the Managers (subject to Section 4.3) in setting the terms of any such New Securities.

Section 5.2 Member Meetings. No regular meetings of the Members shall be required. Special meetings of the Members shall be called by any Manager only as necessary to obtain a vote of Members that is required by this Agreement or the Act (e.g., to fill a vacancy of the Manager) or as otherwise required by applicable Law. The Manager or Member(s) holding Interests equal to at least 25% of the outstanding Ownership Percentage may call a meeting of the Members for any lawful purpose. For clarity, no vote or other action taken by Members at a meeting shall be binding on the Company or any Manager unless it relates to an action on which Members have the right to vote hereunder or under the non-waivable provisions of the Act.

(a) Place. Meetings of the Members may be held in Delaware or such other reasonable location in the United States at such place or places as may be fixed by the Manager or by the Members properly calling the meeting and stated in the notice of the meeting.

(b) Notice. Notice of each meeting of the Members, stating the day, hour and place thereof, shall be given by the Manager to each Member entitled to vote thereat by the Company not less than twenty-four hours before the meeting. Notice to the Members shall be given at the record address of each Member as set forth on Schedule A hereto and in accordance with Section 5.2(c).

(c) Form of Notice. All notices to Members in connection with Member meetings or written consents for purposes of this Section 5.2 shall be in writing and made (i) by personal delivery, (ii) by a nationally recognized overnight courier service; or (iii) by Electronic Transmission. Such notice shall be deemed to have been given on the date so delivered, if delivered personally or by Electronic Transmission; or if by overnight courier service, two (2) calendar days after being sent by overnight delivery providing receipt of delivery. Any such transmission of notice, as above provided, shall be due, legal and personal notice to such Member. Each of the Members hereby expressly consents to notice by Electronic Transmission.

(d) Quorum. Except as otherwise required by the Act, the presence in person or by proxy of Members who are the holders of Interests representing at least a majority of all outstanding Interests that have a right to vote at such meeting shall constitute a quorum for the transaction of business at a meeting. Any meeting may be adjourned from time to time by the holders of a majority of

the votes properly cast upon such question, whether or not a quorum is present, and the meeting may be adjourned without further notice. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting.

(e) Action at a Meeting. When a quorum is present at any meeting, all actions of the Members shall require a Majority Vote of Members, except as otherwise required by this Agreement or the Act. The Members may only act on those matters that expressly require Member approval under the non-waivable provisions of the Act or this Agreement.

(f) Meetings by Teleconference or Videoconference. Except as otherwise required by the Act, any meeting of Members may be conducted, in whole or in part, by teleconference or by electronic video screen communication (or any combination of the foregoing) so long as all persons participating in the meeting can hear each other. Any Member so participating is deemed to be present in person at the meeting. Each of the Members hereby expressly consents to such holding of meetings of Members by conference call or electronic video screen communication.

(g) Action by Written Consent. Action required or permitted to be taken at a meeting of the Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the holders of Interests (by Ownership Percentage) necessary to constitute a Majority Vote (calculated as if such vote is taken at a meeting where all Members having a right to vote are present), and delivered to the Manager for inclusion in the minutes or for filing with the Company records. Action taken under this Section 5.2(g) shall be effective when the requisite Members have signed the consent, unless the consent specifies a different effective date. A consent may be executed by facsimile or Electronic Transmission and may be executed in counterparts.

(h) Waiver of Notice. Whenever any notice is required to be given by this Agreement, a waiver of notice signed either before or after the action for which notice is required shall have the effect of written notice. Attendance by a Member at any meeting shall also constitute a waiver of notice unless an objection to the lack of notice is made by such Member at the commencement of the meeting.

(i) Proxy Voting. A Member entitled to vote at a meeting or to express consent or dissent to any action in writing without a meeting may authorize another Person to act for such Member by proxy executed in writing by such Member. All proxies shall be in writing and filed with the Company's Officers before voting and shall be effective. No proxy purporting to be executed by or on behalf of a Member shall be deemed invalid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

(j) Record Date. In order for the Company to determine the Members of record entitled to notices of any meeting, to vote at any meeting, to receive any distribution, to exercise any rights in respect of any distribution or to exercise any rights in respect of any other lawful action, the Manager may fix, in advance, a record date that is not more than sixty (60) days or less than twenty-four hours prior to the date of the meeting or date of written consent.

(k) No Voting Trusts. No Member may enter into any voting agreement or voting trust agreement with respect to its Interests unless the Company is a party to such agreement and/or the

Managers have approved the terms of such Agreement in advance in writing. The Company shall not recognize any voting agreement, voting trusts or votes cast as part of or pursuant to such voting agreements or voting trusts unless they are in compliance with this paragraph.

Section 5.3 Spousal Consent. If such Member is married or becomes married, the Member's spouse or domestic partner has delivered an executed consent of spouse as required by Section 8.3 or will deliver such executed consent within the earlier of thirty days following (i) such Member's execution of this Agreement and (ii) such Member's consummation of marriage with the spouse or domestic partnership.

ARTICLE VI.
DISTRIBUTIONS, CAPITAL ACCOUNTS AND TAX MATTERS

Section 6.1 Distributions.

(a) Mandatory Tax Distributions. The Members agree that, within ninety (90) days after the conclusion of each Fiscal Year of the Company, the Company shall make a distribution to each Member (each, a "**Tax Distribution**") which is equal to the sum of (A) the product of (i) the Company's taxable income for federal income tax purposes allocated to such Member for such tax year, and (ii) the highest combined marginal Federal and state income tax rates imposed on the taxable income of individuals (taking into account the character of the Company's taxable income), minus (B) the aggregate amount of distributions made by the Company to such Member pursuant to Section 6.1(b) during such Fiscal Year; provided, however, that to the extent of available cash, the Company shall make quarterly distributions in respect of the amounts to be distributed annually pursuant to this Section 6.1(a) in order to facilitate the Members' ability to make estimated tax payments with respect to the taxable income of the Company allocated to them, and in determining and making the required Tax Distribution after the end of each Fiscal Year, the Company shall make appropriate adjustments to reflect the actual results of such Fiscal Year and take into account any quarterly distributions made during such Fiscal Year. The amount of any Tax Distributions made to a Member under this Section 6.1(a) shall be offset against future distributions to which such Member is entitled under Section 6.1(b) (including pursuant to Section 9.2) as quickly as possible in such a manner that, immediately after any distribution has been made pursuant to Section 6.1(b), the cumulative amount of distributions that have actually been received by each Member pursuant to this Section 6.1(a) and Section 6.1(b) equals (to the extent possible) the distributions that such Member would have received if all amounts distributed by the Company (including amounts distributed under this Section 6.1(a)) had been distributed in accordance with Section 6.1(b). This paragraph shall not be amended with respect to any Member without such Member's prior written consent. Notwithstanding the foregoing, distributions shall not be made under this Section 6.1(a) if the Managers reasonably believe that any such distribution would (i) violate the Act or any other applicable Law; or (ii) would leave the Company unable to pay its debts as they come due; or (iii) otherwise create a financial hardship to the Company that would impair its ability to satisfy its payroll and other operating obligations and expenses.

(b) Discretionary Operating Distributions. Except in the case of distributions required under Section 6.1(a) and except as otherwise provided in this Agreement, the timing and amount of all distributions (other than Distributions contemplated by Section 6.1(c) below) shall be determined by the Managers. Distributions, once determined to be made, shall be distributed as follows (subject to any amendments that may be made by the Managers in accordance with Section 3.2(d) to

reflect the terms of any New Securities): each distribution shall be distributed among the holders of Units in proportion to their Ownership Percentages of such Units (including Profit Units).

(c) Liquidating Distributions. Distributions of the proceeds of any Change of Control or following any Event of Dissolution shall be made among the Members as follows (the timing and amount of such Distributions to be determined by the Managers):

(i) First, to Members who have Unrecovered Contribution Amounts (pro rata among such Members in accordance with their respective Unrecovered Contribution Amounts) until such Members' Unrecovered Contribution Amounts are reduced to zero;

(ii) Second, to all Members who hold Units that are not Profit Units (pro rata among such Members in accordance with their respective Ownership Percentage of Units that are not Profit Units) until the total amount distributed under Section 6.1(c)(i) and this Section 6.1(c)(ii) equals the Threshold;

(iii) Third, to Members who hold Profit Units (pro rata in accordance with their Ownership Percentage of such Profit Units) until the ratio of the amount such Profit Unit holders have received under this Section 6.1(c)(iii) to the amount distributed under Section 6.1(c)(i) and this 6.1(c)(ii) is equal to the ratio of the number of Profit Units outstanding to the number of all other Units outstanding;

(iv) Fourth, to all Members, pro rata in accordance with their Ownership Percentages of all Units.

"**Unrecovered Contribution Amount**" shall mean, with respect to each Unit, the aggregate amount of money and/or the aggregate agreed upon fair market value of any and all property contributed by the Member with respect to such Unit to the capital of the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code) and decreased by (a) the aggregate amount of any and all cash distributions made to such Unit Holder pursuant to this Section 6.1(c) of this Agreement and (b) the aggregate agreed upon fair market value of any and all property Distributed to such Unit Holder (net of liabilities secured by such distributed property that such Unit Holder is considered to assume or take subject to under Section 752 of the Code) pursuant to Section 7.1 of this Agreement. It is acknowledged and agreed by the Members that as of the Effective Date of this Agreement each Member's Unrecovered Contribution Amount is set forth on Schedule A.

(d) Withholding. If and to the extent the Company is required to make any Tax payments or withholdings with respect to any distribution to a Member, either (i) such Member's proportionate share of such distribution shall be reduced by the amount of such Tax payments or withholdings (provided that such Member's Capital Account shall be adjusted for such Member's full proportionate share of the distribution), or (ii) such Member shall pay to the Company prior to such distribution an amount of cash equal to such Tax payments or withholdings.

Section 6.2 Withdrawals; Interest. Capital Contributions to the Company shall become the property of the Company. Except as provided in this Agreement, no Member shall have the right to

withdraw any Capital Contributions. No Member shall be entitled to receive any interest or compensation with respect to its Capital Account.

Section 6.3 Capital Accounts and Allocations. A separate Capital Account will be maintained for each Member in accordance with this Section 6.3 and Schedule B.

(a) To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's allocable share of Net Profits and any items in the nature of income or gain which are specially allocated pursuant to Part D(3) of Schedule B, and the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

(b) To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, such Member's allocable share of Net Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Parts D(1) and D(3) of Schedule B, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c) In the event of a permitted sale or exchange of an Interest in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred interest in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(l).

(d) Except as otherwise required pursuant to this Agreement or the Act, no Member shall have any liability to restore all or any portion of a deficit balance in the Member's Capital Account.

(e) Fiscal periods of the Company shall end (i) on the last day of the Company's taxable year and (ii) at the close of business on the calendar day before any calendar day on which there is a Ownership Percentage change. Subject to Parts D(1) and D(3) of Schedule B, the Net Profits and Net Losses of the Company for each fiscal period shall be allocated to the Members in proportion to their Ownership Percentages as of the end of such fiscal period.

(f) Except as otherwise provided in this Agreement, no Member shall have the right to withdraw, or receive any return of, all or any portion of such Member's Capital Contributions.

Section 6.4 Tax Representative.

(a) Tax Matters for the Company Handled by Tax Representative. Chuck Moore shall be the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code (as amended by P.L. 114-74)(the "Tax Representative"). In such capacity, the Tax Representative shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a tax matters partner/partnership representative to the extent provided in the Code and the Treasury Regulations, and the Members hereby agree to be bound by any actions taken by the Tax Representative in such capacity. The Tax Representative shall represent the Company in all tax matters to the extent allowed by law. Without limiting the foregoing, the Tax Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Representative will have the authority and

responsibility to arrange for the preparation, and timely filing, of the Company's tax returns. Any decisions made by the Tax Representative, including, without limitation, whether or not to settle or contest any tax matter, and the choice of forum for any such contest, and whether or not to extend the period of limitations for the assessment or collection of any tax, shall be made in the Tax Representative's sole discretion. The Tax Representative shall have the authority to enter into settlement agreements under Internal Revenue Code §5224(c)(3) and applicable Treasury Regulations with the Internal Revenue Service or the Secretary of the Treasury (the "**Secretary**") with respect to any tax audit or judicial review, in which agreement the Tax Matters Partner may expressly state that the agreement shall bind the other Members, except that the settlement agreement shall not bind any Member who (within the time prescribed under the Code and Regulations) files a statement with the Secretary providing that the Tax Matters Partner shall not have the authority to enter into a settlement agreement on behalf of that Member.

(b) Information Provision and Covenants. Each Member agrees to provide promptly and to update as necessary at any times requested by the Tax Representative, all information, documents, self-certifications, tax identification numbers, tax forms, and verifications thereof, that the Tax Representative deems necessary in connection with (1) any information required for the Company to determine the scope of Sections 6221-6235 of the Code (as amended by P.L. 114-74); (2) an election by the Company under Section 6221(b) or 6226 of the Code (as amended by P.L. 114-74), and (3) an audit or a final adjustment of the Company by a taxing authority. Each Member covenants and agrees to take any action reasonably requested by the Company in connection with an election by the Company under Section 6221(b) or 6226 of the Code (as amended by P.L. 114-74), or an audit or a final adjustment of the Company by a taxing authority (provided, however, that no Member shall be required to file any amended tax returns).

(c) Audits. The Members acknowledge and agree that the Tax Representative shall cause the Company to elect out of the application of Section 6221(a) of the Code (as amended by P.L. 114-74) for each taxable year beginning after December 31, 2017 and for each taxable year thereafter, to the extent the Company is eligible to make such election. If the Company is not eligible to make such election, the Members acknowledge that the Company intends to elect the application of Section 6226 of the Code (as amended by P.L. 114-74) for its first taxable year after December 31, 2017 and for each fiscal year thereafter. This acknowledgement applies to each Member whether or not the Member owns an Interest in both the reviewed year and the year of the tax adjustment. The Members agree and covenant to take into account and report to the United States Internal Revenue Service (or any other applicable taxing authority) any adjustment to their tax items for the reviewed year of which they are notified by the Company in a written statement, in the manner provided in Section 6226(b) (as amended by P.L. 114-74) for the Company's first taxable year beginning after December 31, 2017 and any taxable year thereafter, whether or not the Member owns any Interest in the year of the Company's statement. Any Member that fails to report its share of such adjustments on its tax return, as described immediately above, shall indemnify and hold harmless the Company, the Tax Representative, and each of their Affiliates from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company as a result of the Member's inaction. In addition, each Member agrees and covenants to indemnify and hold the Company, the Tax Representative, and each of their Affiliates harmless from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company (i) pursuant to Section 6221 of the Code (as amended by P.L. 114-74), which liabilities relate to adjustments that would have been made to the tax items allocated to such Member had such adjustments been made for a tax year beginning prior to January 1, 2018 (and

assuming that the Company had not made an election to have Section 6221 of the Code, as amended by P.L. 114-74, apply for such earlier tax years) and (ii) resulting from or attributable to such Member's failure to comply with Article VI, Section 6.6(b). Each Member acknowledges and agrees that no Member shall have any claim against the Company, the Tax Representative, or any of their Affiliates for any tax, penalties or interest resulting from the Company's election under Section 6226 of the Code (as amended by P.L. 114-74).

(d) Survival of Obligations. The provisions contained in this Section 6.4 shall survive the termination of the Company, the termination of this Agreement and, with respect to any Member, the Transfer or assignment of any portion of such Member's Interest. The Tax Representative shall be entitled to reimbursement from the Company for reasonable costs it incurs in performing its duties as the Tax Representative.

(e) Indemnification. The Company shall, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless the Tax Representative, its Affiliates and their respective shareholders, officers, directors, members, Manager, agents and employees, and each representative from, against and in respect of any liability (whether direct or indirect, in contract or tort or otherwise) for any losses, claims, damages, liabilities or expenses (including fees and expenses of counsel) arising out of or in connection with the Tax Representative's duties as the Tax Representative of the Company, except to the extent that it is finally judicially determined that such liabilities arose out of or were related to actions or omissions constituting fraud or willful misconduct. The Company shall reimburse the Tax Representative for its reasonable legal and other expenses incurred in connection with defending any claim with respect to such liabilities if the Tax Representative agrees to reimburse promptly the Company for such amounts if it is finally judicially determined that the Tax Representative was not entitled to indemnity hereunder.

Section 6.5 Tax Elections. Unless otherwise provided by this Agreement, all tax elections shall be made by the Tax Representative acting in good faith.

Section 6.6 Tax Status. The Company is intended to qualify for federal income tax purposes as a partnership that is not publicly traded for Federal income tax purposes. No Member (including the Tax Representative), Officer or Manager shall take any action inconsistent with such qualification, including the filing of an election under Treas. Reg. § 301.77013 to be taxed as an association, unless otherwise approved in writing by all of the Members.

ARTICLE VII.
BOOKS AND RECORDS; COMPLIANCE MATTERS

Section 7.1 Books and Records.

(a) The Company shall maintain, or cause to be maintained, books and records of the Company and its Subsidiaries, which such books and records shall reflect all transactions of or relating to the Company and its Subsidiaries and shall be appropriate and adequate for their respective businesses in accordance with the Act.

(b) The Manager shall at all times when acting in its capacity as Manager: (i) maintain the Company's books, financial statements, accounting records and other documents and records separate from those of any of its Members or any other Person, (ii) not commingle the

Company's assets with those of any of its Members or other Affiliates or any other Person, and (iii) maintain the Company's accounts and bank accounts separate from those of any of its Members or other Affiliates.

(c) The books and records of the Company as they relate to the internal affairs of the Company for at least the current and past four fiscal years as well as any other documents required to be maintained by the Company under Act shall be available, upon at least ten (10) business days' notice to the Manager, for inspection and copying at reasonable times on business days and during business hours by a Member or its duly authorized agents or representatives for any purpose reasonably related to such Member's interest as a Member of the Company.

(d) Notwithstanding any other provision of this Agreement and to the fullest extent permitted by the Act, the Managers shall have the right to keep confidential from Members for such period of time as the Managers determine is reasonable (1) any information that the Managers reasonably believe to be in the nature of trade secrets and (2) any other information that the Company or any Manager is required by law or by agreement with a third person to keep confidential, unless such Member requesting such information executes a confidentiality agreement agreeing to keep the information confidential.

Section 7.1 Tax Information. Within ninety (90) days after the end of each Fiscal Year and as reasonably requested by the Members, the Company shall send to each Person who was a Member at any time during the Fiscal Year then ended such tax information as shall be necessary for the preparation by such Member of its United States federal and state Tax returns and for payment of estimated taxes.

ARTICLE VIII.
TRANSFER OF INTERESTS

Section 8.1 Transfers Prohibited Generally; Effect of Prohibited Transfer. No Interest shall be Transferred, in whole or in part, except as expressly permitted by this Article VIII and then only in strict accordance with the terms and conditions set forth in this Article VIII. Any Transfer or purported Transfer of any Interest not made in accordance with this Article VIII shall be null and void. If for any reason a transfer made outside of the provisions of Article VIII is not held to be null and void, then the Transferee shall not be a Member and shall have no right to participate in the Company's affairs as a Member thereof, but instead shall be entitled to receive only the Economic Interest associated with the Transferred Interests to which the transferring Member would otherwise be entitled at the time said transferring Member would be entitled to receive the same.

Section 8.2 Exceptions; Permitted Transferees.

(a) Transfers Approved by the Managers. A Member may Transfer an Interest if and to the extent approved by a majority of the Managers in office in advance in writing, subject to compliance with the requirements of Section 8.2(c) (except to the extent any such requirements are waived by the Managers in advance). For clarity, the Managers shall have the power to approve any Transfer by any Member that is a Manager or an Affiliate of such Manager and no Manager shall be required to recuse himself/herself from any such vote of the Managers.

(b) Transfers to Permitted Transferees. A Member may Transfer, without the consent of the Managers, all or any portion of such Member's Interests to one or more Permitted Transferees, subject to compliance with the requirements of Section 8.2(c) and 8.2(d) (except to the extent any such requirements are waived by the Managers in advance). No further Transfer shall thereafter be permitted under this Section 8.2(b) except (i) by the Permitted Transferee back to the Transferor Member or (b) to another Permitted Transferee of the original Transferor Member in compliance with this Article VIII. "**Permitted Transferee**" means with respect to any Member: (A) any trust or similar estate-planning vehicle over which that Member has sole control; or (B) any controlled Affiliate of such Member or (C) any person who is an majority owner of a Member that is an entity. In the case of a Permitted Transferee described in clause (B) of the definition of such term, prior to ceasing to be a Permitted Transferee (including through the transfer of equity of the Permitted Transferee), such Permitted Transferee shall Transfer all Interests back to its original Transferor Member.

(c) Requirements and Procedure for Permitted Transfers. Unless expressly waived by the Managers in whole or in part in writing in advance of any Transfer, the following requirements shall apply to any and all Transfers that are effected under Section 8.2(a) or (b):

(i) Interests Only. Members may only Transfer entire Interests (by reference to the number of Units desired to be Transferred). No rights or obligations or interests of a Member of any kind shall be severable from the Interests at any time or under any circumstances. Members shall have no right to, and shall not, Transfer or purport to Transfer any rights, obligations or interests as a Member separate and apart from the Interests. Any Transfer of Interests by a Member shall be deemed to be the Transfer of the entire interest of the Member represented and evidenced by such Interests (and such number of Units) for all purposes.

(ii) Other Restrictions. No Member may Transfer any Interests if such Transfer would result in (1) a violation of the Securities Act, or any regulation issued pursuant thereto, or any state securities Laws, or any other applicable federal or state or other Laws or the order of any court having jurisdiction over the Company; or (2) the Company being treated as a publicly traded partnership for United States federal income tax purposes. Unless otherwise consented to in writing by all Managers, each Transferee shall be an "accredited investor" as such term is defined in Rule 501 of Regulation D under the Securities Act. In the discretion of the Managers, the Managers may require that a Member deliver a legal opinion to the Company, in form and substance reasonably acceptable to the Managers, with respect to the satisfaction of the conditions of this paragraph as a condition to recognizing any Transfer (including a Permitted Transfer).

(iii) Required Documents. The following must be delivered to the Company prior to the effective date of a Transfer:

(1) Notice of Intent to Transfer. At a reasonable time prior to the consummation of a proposed Transfer, written notice by the proposed Transferor Member of the intent to Transfer Interests, together with a detailed statement of the circumstances surrounding the proposed Transfer sufficient to enable the Company to determine whether such Transfer is permissible hereunder, and, except in the case of a Transfer to a Permitted Transferee pursuant to Section 8.2, such certificates or documents, if any, as may be needed to complete such Transfer in compliance herewith.

(2) Agreement to be Bound. An instrument in form and substance satisfactory to the Company pursuant to which the proposed Transferee agrees to all of the terms and conditions of, and to be bound by, this Agreement, and to assume all of the obligations of the Transferor Member with respect to the Transferred Interests and to be subject to all the restrictions and obligations to which the Transferor Member is subject under the terms of this Agreement, as further provided herein; and

(3) Additional Documents. Except in the case of a Transfer to a Permitted Transferee pursuant to Section 8.2, such additional instruments, documents and certificates as shall be reasonably requested by the Manager (including opinions of counsel to the Transferor reasonably satisfactory to the Company with respect to any of the matters set forth herein).

(iv) Taxes. The Transferor Member or the Transferee shall pay to the Company any and all taxes incurred and to be incurred by the Company in connection with or as a result of such Transfer, to the extent such taxes would not have been incurred by the Company if such Transfer had not been proposed or made.

Section 8.3 Certain Involuntary Transfers; Call Options on Economic Interests

(a) Call Option on Interests Transferred as a Result of Death, Disability or Bankruptcy of a Member. In the event of the death, appointment of a guardian or conservator for a disabled Member, Bankruptcy of a Member, or the Managers' determination that a Member is in breach of its representations or obligations under this Agreement (or any agreement pursuant to which its Interests were granted), following notice and a reasonable opportunity to cure such breach, then the Member (or its successor or Transferee) shall automatically become an Economic Interest holder (and shall cease to be a Member) and the Company (or any designee(s) of the Company as determined by the Manager) shall have the right to purchase all of the Interests of such deceased, disabled or bankrupt Member/Economic Interest holder from such Member/Economic Interest holder or its successor (e.g., estate, bankruptcy estate, liquidating trustee and/or from the Permitted Transferee(s) of such Member), in each case, at Fair Market Value as determined in accordance with Section 8.4. This purchase right shall continue indefinitely. For clarity, such purchase right shall survive any Transfer that occurs either voluntarily or involuntarily (by operation of law or otherwise). For clarity, notwithstanding Section 8.1, any Transfer that occurs due to the death or disability of a Member who is a natural person shall not be deemed null and void, but the Transferee shall be deemed an Economic Interest holder with respect to the Transferred Interests (and shall receive no other rights associated with such Interests) and shall hold such Interests subject to this paragraph.

(b) Transfers Resulting from Divorce Proceedings. If a Member (who is a natural person) and his or her spouse should divorce, the Interests of the divorcing Member shall not be set aside or awarded to such Member's spouse, nor encumbered in any way in such spouse's favor, but the value of the Interests shall be satisfied from other assets of the divorcing Member and all interest in the Interests shall be awarded to the divorcing Member. If, however, notwithstanding the preceding sentence, the assets other than the Interests are adjudged insufficient by the court having jurisdiction of the divorce proceedings, or if for any reason the court shall award an interest in the Interests to the divorcing Member's spouse, then the Company (or its designee) shall have the right to purchase all or any portion of the Interests awarded or to be awarded to such divorcing Member's spouse, in each case, at Fair Market Value as determined in accordance with Section 8.4. This purchase right shall continue

indefinitely. The Company shall designate the divorcing Member as its designee for purposes of exercising the purchase right under this paragraph if the divorcing Member so requests in writing any time prior to the Company's purchase of Interests under this paragraph. Each married Member shall cause his or her spouse to execute a written acknowledgement in the form specified by the Managers to acknowledge and agree to the terms of this paragraph; provided that the purchase right set forth in this paragraph shall automatically apply to all Interests whether or not a spouse has executed such an acknowledgement. For clarity, notwithstanding Section 8.1, any Transfer that occurs due to divorce proceedings shall not be deemed null and void, but the Transferee shall be deemed an Economic Interest holder with respect to the Transferred Interests (and shall receive no other rights associated with such Interests) and shall hold such Interests subject to this paragraph.

(c) Any Other Prohibited Transfer. If for any reason a Transfer made outside of the provisions of Article VIII (other than a Transfer addressed in Section 8.3(a) or (b)) is not held to be null and void as required by Section 8.1, then the Transferee shall not be a Member and shall have no right to participate in the Company's affairs as a Member thereof, but instead shall be entitled to receive only the Economic Interest associated with the Transferred Interests to which the transferring Member would otherwise be entitled at the time said transferring Member would be entitled to receive the same. In any such event, the Company (or any designee(s) of the Company as determined by the Manager) shall have the right to purchase all of such Interests from the Transferee, in each case, at Fair Market Value as determined in accordance with Section 8.4. This purchase right shall continue indefinitely.

Section 8.4 Fair Market Value and Closing of Purchase Right Transactions.

(a) Appraisal Process to Determine Fair Market Value. If the Company (or its designee) wishes to exercise a purchase right under Section 8.3 above, the Company (or its designee) (the "**Buyer**") shall give written notice to the Person then holding or controlling the applicable Interests (e.g., the estate, former spouse, etc) (the "**Seller**"), which notice (the "**Purchase Right Notice**") shall specify the Company's determination of the fair market value of the Interests (which shall be made by the Manager in its reasonable discretion by whatever method it deems appropriate). If the Seller objects in writing to the Buyer's determination of fair market value within 30 days of delivery of the Purchase Right Notice (an "**Objection Notice**"), each of the Buyer and Seller will select an experienced independent appraiser, who has at least five (5) years of full-time experience in the appraisal of closely-held businesses reasonably similar to the Company (an "**Independent Appraiser**") and each shall give notice to the other of the name and credentials of the Independent Appraiser so selected no later than the 60th calendar day following the date of the Objection Notice. All appraisers designated hereunder shall be directed to apply such discounts as they deem appropriate to reflect the minority interest, lack of voting rights, or lack of marketability/transferability of the Interests being valued, including the fact, if applicable, that the Interests have become only Economic Interests. Each of the Buyer and Seller will cause the Independent Appraiser selected by them respectively to determine independently the fair market value of the Interests that are the subject of the Purchase Right Notice within thirty (30) calendar days after their appointment. If the lesser of the two appraised values (the "**Low Value**") exceeds or is equal to eighty percent (80%) of the greater of the two appraised values (the "**High Value**"), the "**Fair Market Value**" of the Restricted Securities will be the average of the two appraisals. If the Low Value is less than eighty percent (80%) of the High Value, the two appraisers will themselves appoint a third Independent Appraiser within five (5) business days after the two appraisals have been rendered. Such third appraiser will have thirty (30) calendar days in which to determine independently the fair market value of the Interests that are the subject of the Purchase Right Notice. Each of the Buyer and Seller

shall cause the Independent Appraiser originally selected by it to turn over to the third appraiser all of his or her work papers and source documentation relating to his or her determination of fair market value hereunder. Neither the Buyer nor the Seller nor either of their Independent Appraisers shall meet with or provide any document to the third Independent Appraiser unless all other parties have been given notice and an opportunity to attend such meeting or a copy of such document. The "**Fair Market Value**" of such Interests in such case will be the average of the two appraised values (out of all three appraised values) which are closest to each other; provided, however, that in the event the high and the low appraised values (out of all three appraised values) are equidistant from the middle such value, the middle such value shall be deemed the "**Fair Market Value**". The "**Fair Market Value**" shall be determined in accordance with the preceding sentence by the third Independent Appraiser and its determination thereof will be final and binding on all parties concerned. The Company will provide each appraiser with all information about the Company which any such appraiser reasonably deems necessary for determining the Fair Market Value. The Buyer and Seller shall be responsible for the cost of their own Independent Appraisers selected pursuant to this paragraph and shall share equally the cost of any third Independent Appraiser (if needed). If the Seller fails to appoint an independent appraiser within the time specified by this paragraph and/or the Seller's independent appraiser fails to deliver his/her report within the time frames specified by this paragraph, then the Fair Market Value shall be as specified in the Purchase Right Notice. If the Buyer fails to appoint an independent appraiser within the time specified by this paragraph and/or the Buyer's independent appraiser fails to deliver his/her report within the time frames specified by this paragraph, then the Fair Market Value shall be the amount determined by the Seller's independent appraiser hereunder.

(b) Closing of Purchase Right Transactions. Any Transfer of Interests pursuant to a purchase right under Section 8.3 and 8.4 shall be consummated at a closing to be held at the principal office of the Company at 10:00 a.m., or at another mutually convenient place and time of day, on that date which is ten (10) business days after the Fair Market Value is finally determined under Section 8.4, unless an earlier date is agreed upon by the parties to the closing. At the closing, the Seller shall deliver to the Buyer all certificates representing the Interest (if they are certificated) endorsed in blank for Transfer or a form of Interest assignment (in a form specified by the Company) duly executed by the Seller. The Buyer shall deliver the purchase price determined under Section 8.4 by wire transfer or by a cashier's check drawn on a local bank and payable to the Seller.

Section 8.5 Drag Along; Certain Required Sales of Member Interests. No transaction that would constitute or result in a Change of Control of the Company shall be consummated without the approval of the Managers and a Majority Vote of Members. If such approvals have been obtained for a transaction that would constitute or result in a Change of Control (a "**Drag-Along Transaction**"), then, the Company shall deliver to each and every Member, at least fifteen (15) days prior to the closing of such proposed transaction, a notice (the "**Drag-Along Notice**"), which notice shall include a summary of the principal terms of the proposed transaction, including the proposed time and place of closing and the estimated consideration to be received by the Members in such transaction. Upon and following delivery of a Drag Along Notice, the following shall apply with respect to the Drag Along Transaction:

(a) Member Actions; Execution of Transaction Agreements. The Members shall each take all necessary and desirable actions directed by the Managers in connection with the consummation of the Drag Along Transaction, including (i) the delivery of such Members' Interests free and clear of all Liens (other than those created by this Agreement) and (ii) the execution of such agreements and such instruments and other actions reasonably necessary to document all aspects of the

Drag Along Transaction (provided, that the only representations that shall be required shall be with respect to a Member's title to and ownership of its Units). If the Drag Along Transaction is structured as a merger or consolidation of the Company, or a sale of all or substantially all of the Company's assets, each Member agrees to be present, in person or by proxy, at all meetings for the vote thereon, to vote all Interests held by such person for and raise no objections to such Drag Along Transaction, and to waive and refrain from exercising any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale. If the Drag Along Transaction is structured as a sale of Interests of the Company, each Member agrees to sell his, her or its Interests in the Company, as well as any securities that are convertible into Interests, on the terms and conditions approved by the Manager and Majority Vote of Members.

(b) Minimum Proceeds Distributed to Members. In any Drag Along Transaction each Member must receive out of the proceeds of such Drag Along Transaction such Member's pro rata share of the amount that would be distributed to such Member in the event the proceeds of such Drag Along Transaction of the Company were distributed in accordance with the liquidation procedures set forth in Section 9.2 and 6.1(c). In any Drag Along Transaction involving the transfer of less than all Interests, then each Member shall have both the right and the obligation to participate and shall have both the right and the obligation to transfer their Interests pro rata based upon their relative Ownership Percentage (as denominated in Units) and the minimum distribution of proceeds requirements of the immediately preceding sentence shall apply on the same pro rata basis.

(c) Certain Limitations. If the Members have any escrow or indemnification obligations in connection with a Drag-Along Transaction, the terms and conditions of each such Member's escrow and/or indemnification obligation shall be in proportion to the consideration received by such Member in respect of such Member's Units in connection with the Drag-Along Transaction based upon their relative entitlement to such consideration, and in no event shall the liability of any Member for indemnification exceed such Member's gross sale proceeds without such Member's consent. In no event shall any Member be obligated to enter into any non-competition, non-solicitation or non-hire obligation in connection with a Drag-Along Transaction.

ARTICLE IX.
DISSOLUTION AND LIQUIDATION; TERMINATION

Section 9.1 Dissolution; Termination. This Agreement shall terminate and the Company shall terminate and dissolve, and its affairs shall be wound up, upon the first to occur of the following (each an "**Event of Dissolution**"):

(a) the determination by all Managers and a Majority Vote of Members that the Company should be dissolved;

(b) the entry of a decree of dissolution by a court under the Act;

(c) the withdrawal, expulsion, Bankruptcy or dissolution of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company, unless the business of the Company is continued without dissolution in accordance with the Act; or

(d) the occurrence of any other event that causes the dissolution of a limited liability company under the Act, unless the Company is continued without dissolution in accordance with the Act or a Majority Vote of Members determines to continue the Company without dissolution.

Section 9.2 Liquidation and Winding Up. Following an Event of Dissolution, the Managers or other Person or Persons appointed by the Managers (or if there is no Manager then a Person or Persons appointed by the Majority Vote of Members) (the "**Liquidating Trustee**") shall carry out the winding up of the Company and shall immediately commence to wind up the Company's affairs; provided, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and its Subsidiaries and the satisfaction of liabilities to creditors so as to enable the Members to maximize the value of the net assets or to minimize the normal losses of the Company and its Subsidiaries, as the case may be, attendant to the liquidation. The Liquidating Trustee shall be entitled to be paid a reasonable market-rate fee for services rendered in connection with the liquation of the Company and the Liquidating Trustee (whether one or more Members or a liquidating trustee) shall be reimbursed by the Company for all third-party costs and expenses incurred by it in connection therewith and shall be indemnified by the Company with respect to any action brought against it in connection therewith by applying, mutatis mutandis, the provisions of Section 10.1. For clarity, if the Liquidating Trustee is a Manager or Member (or an Affiliate of the foregoing), then the reasonable fee shall be determined by collecting at least two bids from independent providers of similar services and applying the average of such bids. Following the occurrence of any Event of Dissolution, the Company shall make no Distributions in respect of the issued and outstanding Interests except for a final Liquidating Distribution to the Members. The proceeds of liquidation (the "**Liquidating Distribution**") shall be distributed in the following order and priority:

(a) first, to creditors of the Company, including to Members in their capacities as creditors to the extent otherwise permitted by applicable Law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof);

(b) second, to the Members as set forth in Section 6.1(b).

Section 9.3 Liquidation Statement. Each of the Members shall be furnished with a statement prepared by the Liquidating Trustee which shall set forth the assets and liabilities of the Company as of the date of complete liquidation.

Section 9.4 Termination of the Company. The separate legal existence of the Company and this Agreement shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article IX, and a Certificate of Cancellation shall have been filed in the manner required by the Act.

Section 9.5 Resignation or Withdrawal of a Member. Notwithstanding any provision herein to the contrary, neither the resignation or withdrawal of any Member nor the Transfer of any Member's Interests, whether or not permissible or in accordance with the terms of this Agreement and the Act, prior to the occurrence of any Event of Dissolution, shall cause or result in a dissolution or liquidation or winding up of the Company.

Section 9.6 Limitation on Payments Made in Dissolution. Except as otherwise provided in this Agreement, each Member shall look solely to the assets and properties of the Company for return of amounts invested in the Company, and, if such assets and properties are insufficient to return such Member's capital contributions or returns thereon, such Member shall have no recourse against the Manager, any other Member or Officers of the Company.

ARTICLE X.
INDEMNIFICATION

Section 10.1 Company Indemnification.

(a) To the maximum extent permitted by applicable Law, the Company shall indemnify and hold harmless all Managers, Officers and Members and all of their respective Affiliates (each, an "**Indemnitee**"), from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, penalties, and other expenses ("**Indemnified Losses**") actually and reasonably incurred by the Indemnitee in connection with any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative, or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise, by reason of the fact that the Indemnitee is or was a Manager, Officer, employee, agent, or Member of the Company, any subsidiary or an Affiliate of the foregoing, arising out of or in connection with any act or omission performed or omitted by such Indemnitee in good faith on behalf of the Company or its subsidiaries and in a manner reasonably believed to be within the status or scope of the authority conferred on such Indemnitee by this Agreement, by law or by consent of the Members, regardless of whether the Indemnitee retains such status at the time any such Indemnified Loss, is paid or incurred, unless the Indemnified Losses were the result of fraud, gross negligence, intentional misconduct, or a knowing violation of Law by such Indemnitee. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of no contest or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified above.

(b) To the fullest extent permitted by applicable Law, reasonable expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 10.1 shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it is determined that such Indemnitee is not entitled to be indemnified therefore pursuant to this Section 10.1. The indemnification provided by this Section 10.1 shall be in addition to any other rights to which the Indemnitee may be entitled under any agreement, the vote of the Manager, as a matter of Law or equity or otherwise, and shall inure to the benefit of the successors and permitted assignees of the Indemnitee.

ARTICLE XI.
CONFIDENTIAL INFORMATION

Section 11.1 Confidential Information. "**Confidential Information**" means (a) information of or relating to a Person that derives economic value, actual or potential, from not being generally known to others and (b) information that the discloser informs the recipient is confidential or proprietary. Each Member shall treat confidentially all Confidential Information of the Company and

shall not disclose such Confidential Information to any third party, except to its employees, representatives and advisors have a reasonable need to know in order to provide advice or services to the Member. Each Member shall use the Confidential Information of the Company only in connection with this Agreement or to enforce a Member's rights or obligations under this Agreement or defend a claim related hereto and not for any other purpose. The Company shall keep the Confidential Information (including personal data) of the Members confidential and shall not disclose such Confidential Information to any third party, except to its employees, representatives and advisors have a reasonable need to know in order to provide advice or services to the Member. The Company shall use the Confidential Information of the Members only in connection with this Agreement or to enforce the Company's rights or obligations under this Agreement or defend a claim related hereto and not for any other purpose. Each Member and the Company shall cause its employees, representatives, advisors and agents to comply with the foregoing confidentiality obligations of this Section 11.1, and each Member and the Company, respectively, shall be responsible for any breach of the terms hereof by any Person to whom it shares Confidential Information. Notwithstanding the foregoing, Confidential Information shall not include information that (a) is necessary for the Company or any Member to complete tax returns, (b) becomes generally available to the public other than as a result of unauthorized disclosure by the receiving Party, or (c) was available or becomes available to the receiving Party on a non-confidential basis, provided that the source of such information was not bound by any obligation of confidentiality with respect to such material.

Section 11.2 Disclosures Required by Law. If a Member or the Company (in such capacity, the "**User**") is requested or required to disclose any Confidential Information of another Party (such other party, the "**Owner**") pursuant to any request of a Governmental Authority or self-regulatory organization, any Law or in any legal proceeding or similar process, then to the extent permitted by Law, such User shall give the Owner prompt written notice of such request or requirement so that the Owner may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Agreement, and, to the extent permitted by law, the User subject to such request or requirement shall cooperate with the Owner to obtain such protective order. If such protective order or other remedy or protection is not obtained, the User from which the disclosure is sought shall be permitted to disclose such Confidential Information, but shall use reasonable efforts to disclose and only that portion of the Confidential Information that is legally requested or required to be disclosed. Notwithstanding the foregoing or anything else to the contrary herein, a User may disclose, without any liability hereunder, that portion (and only that portion) of the Confidential Information that is requested or required by any Governmental Authority body having jurisdiction over the User or its Affiliates whether in connection with an audit, examination or otherwise.

ARTICLE XII.
MISCELLANEOUS PROVISIONS

Section 12.1 Notices. Any notice, demand, request, or report required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made (i) when delivered in person or when sent by overnight delivery service or (ii) within two business days of deposit into first class mail, in each case to the Member at the address set forth on the records of the Company. Any notice, payment, or report to be given or sent to a Member hereunder shall be deemed conclusively to have been given or sent by the sending of such notice, payment, or report to the address shown on the records of the Company, regardless of any claim of any Person who may have an interest in the Interests by reason of an assignment or otherwise.

Section 12.2 Interpretation

(a) The article and section headings contained in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement. All references to Section and Article number refer to Sections and Articles of this Agreement, except as otherwise specified. All references in this Agreement to gender shall be deemed to include both genders, and all references in the singular or plural shall be deemed to include the plural and singular, as appropriate.

(b) The language used in this Agreement will be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person or Party.

(c) Any accounting term that is not otherwise defined in this Agreement has the meaning assigned to it in accordance with the accounting rules under U.S. generally accepted accounting principles as in effect on the date hereof.

Section 12.3 Entire Agreement. This Agreement and the concurrent written agreements referred to herein, if any, contain the entire agreement between the Parties with respect to the transactions contemplated herein and supersede all previous written or oral negotiations, commitments, and understandings, including without limitation, any term sheets or memoranda of understanding, etc. Notwithstanding and in addition to the foregoing:

(a) Each person executing this Agreement as of the Effective Date hereby agrees that (i) the rights set forth in this Agreement (together with any written grant agreement, subscription agreement, side letter or similar agreement with the Company executed on or after the Effective Date, collectively, the "**New Agreements**") set forth the sole and entire agreement between such person and the Company with respect to such person's ownership of and/or other relationships with, and/or rights with respect to, the Company and/or amounts owed by the Company to such person and (ii) the this Agreement and the New Agreements hereby replace and supersede in the entirety any prior oral or written agreement(s) of any kind or nature between such person and the Company or any representative of the Company relating to any matter. Members who are being admitted as of the Effective Date who made previous loans to the Company further waive any and all claims they may have (known or unknown) against the Company arising out of any past failure to comply with any applicable securities or other laws in connection with such prior transactions.

(b) From and after the Effective Date, the parties hereto acknowledge that the Company or the Managers, without any further act, approval or vote of any Member, may enter into subscription agreements, grant agreements, side letters or other writings with individual Members, which have the effect of establishing rights under, or altering or supplementing, the terms of this Agreement. Any rights established, or any terms of this Agreement altered or supplemented in a side letter with a Member, will govern solely with respect to such Member notwithstanding any other provision of this Agreement.

Section 12.4 Effect of Agreement; Severability. This Agreement constitutes the "limited liability company agreement" of the Company within the meaning of the Act. This Agreement became effective on the Effective Date and shall continue in full force and effect in accordance with its terms until terminated or amended in accordance with its terms. If any provision of this Agreement is or

becomes invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 12.5 Modification of Agreement.

(a) Amendments necessary to reflect the terms of new Units or Interests that are issued in accordance with Section 3.2(c) or (d) shall only require the approvals of Managers and Members required for the issuance of such Units or Interests under Section 3.2(c) or (d), including amendments that have the effect of diluting the existing Members' Economic Interests on a pro rata basis with all other Members in connection with the issuance of new Units or Interests or amendments that have the effect of subordinating Members' Economic Interests (in terms of distributions or upon liquidation) in connection with the issuance of new Units or Interests having senior rights.

(b) All other modifications to this Agreement or of any covenant, condition, or limitation herein contained shall be valid only if made in writing and duly approved by a Supermajority Vote of Members.

(c) Notwithstanding Section 12.5(a) or (b), in no event shall any amendment of this Agreement be effective with respect to a Member without such Member's prior written consent if such amendment would (i) amend Section 3.2(b), 3.5, 3.6 or 6.1(a); or (ii) except as expressly permitted by Section 12.5(a), otherwise alter such Member's Economic Interests in any adverse manner.

Section 12.6 Further Action. The Parties to this Agreement shall execute and deliver all documents, provide all information, and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 12.7 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors, legal representatives, and permitted assignees.

Section 12.8 Waiver. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement, or condition.

Section 12.9 Counterparts; Execution by Electronic Transmission. This Agreement may be executed in two or more counterparts, manually or by facsimile, pdf., email or other Electronic Transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 12.10 No Third-Party Beneficiary. Except only with respect to third parties that are expressly entitled to indemnification under Article X, this Agreement is made solely and specifically among and for the benefit of the Parties hereto and their respective successors and permitted assigns subject to the express provisions relating to successors and assigns, and no other Person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third-party beneficiary or otherwise. Without limiting the generality of the foregoing, this Agreement is not intended to be for the benefit of any creditor or other Person (other than a Party in its capacity as a Member) to whom any debts, liabilities or obligations are owed by (or who otherwise has any claim against) the Company or any of the Members; and no such creditor or other Person shall

obtain any right under this Agreement against the Company or any of the Members by reason of any debt, liability or obligation, or otherwise.

Section 12.11 Consequential and Other Damages. Neither the Company nor any Manager, Officer or Member shall be liable for, and the Company and each Member expressly waives any right to recover, whether in contract, in tort (including negligence and strict liability), or otherwise, any punitive, exemplary, special, indirect, incidental or consequential damages whatsoever, including, but not limited to, loss of future profits, business interruptions and claims of customers.

Section 12.12 Contractual Relationship. In principle, and without modification to the provisions of this Agreement, including any other documents referred to in this Agreement, all contractual or other commercial dealings between Company and each of the Members and their respective Affiliates shall be negotiated on a commercial, arm's-length basis.

Section 12.13 Survival. The provisions of Articles 7-12 and Section 3.2 (and any other provision of this Agreement that by its terms survives) shall survive any termination of this Agreement or dissolution of the Company.

Section 12.14 Legend. The Company does not currently intend to issue certificates representing the Interests (or any other securities of the Company) and instead Interests will be evidenced by this Agreement and the Company's membership Interest records. In the event that the Board determines to issue certificates in the future there will be placed on all certificates representing all securities issued hereunder and any certificate issued at any time in exchange or substitution for any of the foregoing, a legend (the "**Legend**") substantially as set forth below:

THE OFFER AND SALE OF THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN TAKEN FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION THEREOF. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION AND QUALIFICATION WITHOUT AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION.

THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS, INCLUDING RESTRICTIONS ON TRANSFER AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT DATED ________________, BY AND BETWEEN THE COMPANY AND ITS MEMBERS, INCLUDING THE HOLDER, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Company shall remove the first Legend set forth above from a certificate representing any securities if such securities represented thereby are sold pursuant to an effective registration statement under the Act or there is delivered to the Company such satisfactory evidence, which may include an opinion of independent counsel, as reasonably may be requested by the Company, to confirm that neither such

Legend nor the restrictions on transfer set forth therein are required to ensure that transfers of such Securities will not violate the registration and prospectus delivery requirements of the Act.

Section 12.15 Governing Law. The Agreement is subject to, and governed by, the laws of the State of Delaware and the Articles filed with the Secretary of State, as both may be amended from time to time. In the event of a direct conflict between the provisions of the Agreement and the mandatory, non-waivable provisions of the Act or the provisions of the Articles, such provisions of the Act or the Articles, as the case may be, will be controlling.

Section 12.16 Alternative Dispute Rights and Exclusive Dispute Resolution Procedures.

(a) Any dispute, controversy or claim arising out of or relating in any way, either directly or indirectly, to the Agreement or the applicability, breach, termination or validity thereof, including, but not limited to, (1) any claims against any Manager, Officer or Member of the Company, (2) assertions as to the inducement of the Agreement by fraud or otherwise and (3) the applicability, interpretation, validity or enforceability of the provisions of the Agreement relating to arbitration and arbitration procedures will be exclusively and finally resolved by a single arbitrator under the JAMS Expedited Rules of Arbitration. The arbitration shall be held in the city where the Company's principal office is located at the time the arbitration commences. The parties to such dispute shall select a mutually agreeable neutral from JAMS or, if they cannot agree, any party may request that JAMS appoint a single arbitrator in accordance with its applicable rules. The arbitrator's decision will be binding on the parties and may be confirmed immediately in any court of competent jurisdiction. The arbitration proceeding and all materials, submissions and documents relating thereto will be treated as confidential in accordance with the provisions this Agreement. Except as otherwise provided for in this paragraph, elsewhere in the Agreement or by the arbitrator(s)' decision, each party shall pay its own attorneys' fees and one-half (½) of the costs of arbitration. If any party breaches the provisions of this Section 12.16(c) by bringing an action in any forum not specifically provided for hereby, such party shall pay the reasonable attorneys' fees and expenses incurred by the other party in connection with such proceedings. The arbitrator shall have the authority to grant any remedy or relief the arbitrator deems just and equitable, including injunctive relief, specific performance, and to award to the prevailing party or most prevailing party that party's reasonable costs and expenses of the arbitration and/or attorney's fees which shall be paid by the other party; provided, however that the arbitrator shall respect and apply all limitations of liability expressly set forth in this Agreement.

(b) The parties acknowledge and agree that the dispute resolution procedures set forth in this Section 12.16 are the exclusive remedies for any dispute arising out of this Agreement or relating to the business and operations of the Company.

Section 12.17 Preparation of this Agreement; Company Counsel.

(a) Each party hereto represents and agrees with each other that such party has been represented by or has had the opportunity to be represented by independent counsel of such party's own choosing, and that such party has had the full right and opportunity to consult with such party's respective attorney(s), that to the extent, if any, that such party desired, such party availed itself of this right and opportunity, that such party or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such party's respective counsel, that each is fully aware of the contents thereof and its meaning, intent and

legal effect, and that such party or its authorized officer (as the case may be) is competent to execute this Agreement free from coercion, duress or undue influence. The parties to this Agreement participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, then this Agreement will be construed as if drafted jointly by the parties to this Agreement, and no presumption or burden of proof will arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any of the provisions of this Agreement.

(b) Sugg & Paracuellos, LLP ("S&P") has prepared this Agreement on behalf of the Company. Members should rely exclusively on their own counsel in reviewing and evaluating this Agreement, including any tax advice. Each Member acknowledges that S&P does not represent any Member or the Company in the absence of a clear and explicit agreement to such effect between such Member or the Company and S&P, and that in the absence of any such agreement, S&P shall owe no duties to any Member or the Company.

[SIGNATURE PAGE FOLLOWS]

Member Signature Page
Chaco Flaco Drinks, LLC
Limited Liability Company Operating Agreement

The undersigned hereby agrees to all of the terms and provisions of the Limited Liability Company Agreement of Chaco Flaco Drinks, LLC, dated _______________, 2020. The undersigned hereby acknowledges receipt of a copy of such Agreement and authorizes the Managers to attach this Member Signature Page thereto.

Date: __________, 2020

Signature: ________________________________
Printed Name:
Address for Notice: ___________________________
____
Email: _____________________________________

Signature: ________________________________
Printed Name:
Address for Notice: ___________________________
____
Email: _____________________________________

Acknowledged and Accepted on behalf of the Company by:

By: ____________________________
Name: Chuck Moore
Title: Manager

By: ____________________________
Name: Steve Cislaw
Title: Manager

SPOUSAL CONSENT

The undersigned is the spouse of the Member of Chace Flaco Drinks, LLC (the "Company") and acknowledges that he/she has read the Limited Liability Company Agreement of the Company dated________________, 2020, as amended, and understands its provisions. The undersigned is aware that, by the provisions of the Agreement, the Member has agreed to sell or transfer all of their Interests, including any community property interest or quasi-community property interest, in accordance with the terms and provisions of the Agreement. The undersigned hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Units and the restrictions thereon.

I also acknowledge that I have been advised to obtain independent counsel to represent my interests with respect to this Spousal Consent and (*initial one of the following*):

_____(*initial if applicable*) I have been so advised by independent counsel of my choice.

_____(*initial if applicable*) I have declined to do so and I hereby expressly waive my right to such independent counsel.

SPOUSE OF MEMBER:

Date: _______________

By: ________________________________

Name: ______________________________
[Print name of spouse]

Schedule A
Schedule of Members

The issuance of the Interests set forth in this Schedule A to each person specified on this Schedule A is expressly conditioned on such person executing and delivering to the Company a signature page to this Agreement. In the event that any person listed on this Schedule A fails to execute and deliver such signature page within 60 days of the Effective Date, such person shall automatically be deemed to have forfeited his/her Interests in the Company. The Managers may extend such deadline in their sole discretion.

Schedule B
Tax Provisions

For purposes of interpreting and implementing this Agreement, the following shall apply and shall be treated as part of the terms of the Agreement:

Part A. Definitions

(1) Capitalized terms used but not defined in this Schedule B have the meanings ascribed to such terms in the Agreement.

(2) The following terms used in this Schedule B and in the Agreement have the following meanings (unless otherwise expressly provided herein):

(a) "Adjusted Deficit Capital Account" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the taxable year, after giving effect to the following adjustments:

(i) Credit to such Capital Account of any amount which such Member is obligated to restore under Treasury Regulation § 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the penultimate sentences of Treasury Regulations §§ 1.704-2(g)(1) and (i)(5); and

(ii) Debit to such Capital Account of the items described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

This definition of Adjusted Deficit Capital Account is intended to comply with Treasury Regulations § 1.704-1(b)(2)(ii)(d), and will be interpreted consistently with those regulations.

(b) "Depreciation" means, for each taxable year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such taxable year, except that if the Gross Asset Value of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of such taxable year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the Federal income tax depreciation, amortization, or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for Federal income tax purposes of an asset at the beginning of such taxable year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

(c) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for Federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of such asset at the time it is accepted by the Company, unreduced by any liability secured by such asset, as determined by mutual agreement of the Manager and contributing Member;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective fair market values, unreduced by any liabilities secured by such assets, as determined by the Manager, as of

the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution, or the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (a) and (b) above shall be made only if the Manager determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the fair market value of such asset, unreduced by any liability secured by such asset, on the date of distribution as determined by mutual agreement of the Manager and receiving Member; and

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 634(b) or Code Section 643(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m) and Part B(6) and Part D(3)(g) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph (iv) unless the Manager determines that an adjustment pursuant to paragraph (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraphs (i), (ii), or (iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

(d) "Nonrecourse Deductions" has the meaning set forth in Treasury Regulations § 1.704-2(b)(1).

(e) "Nonrecourse Liability" has the meaning set forth in Treasury Regulations § 1.704-2(b)(3).

(f) "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulations § 1.704-2(b)(4).

(g) "Partner Nonrecourse Debt Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations § 1.704-2(i)(3).

(h) "Partner Nonrecourse Deductions" has the meaning set forth in Treasury Regulations §§ 1.704-2(i)(1) and 1.704-2(i)(2).

(i) "Partnership Minimum Gain" has the meaning set forth in Treasury Regulations §§ 1.704-2(b)(2) and 1.704-2(d).

(j) "Regulatory Allocations" has the meaning set forth in Part D(3)(h) of Schedule B.

Part B. Adjustments to Net Profits and Losses

Net Profits and Net Losses shall be subject to the following adjustments:

(1) Any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to the definition thereof shall be added to such taxable income or loss;

(2) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to the definition thereof shall be subtracted from such taxable income or loss;

(3) In the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraphs (ii) or (iii) of the definition of "Gross Asset Value," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(4) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(5) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such taxable year, computed in accordance with the definition of Depreciation above;

(6) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 634(b) or Code Section 643(b) is required pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Interests, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(7) Notwithstanding any other provision of the definition of Net Profits and Net Losses or of this Part B of this Schedule B, any items which are specially allocated pursuant to Part D(3) of this Schedule B shall not be taken into account in computing Net Profits or Net Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Part D(3) of this Schedule B shall be determined by applying rules analogous to those set forth in paragraphs (1) through (6) above.

Part C. Capital Accounts and Adjustments

(1) The Capital Account of a Member who receives a distribution of a promissory note the maker of which is the Company and which is not readily traded on an established securities market shall not be decreased until such Member makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(e)(2).

(2) The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a Person related to the maker of the note within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(d)(2).

(3) In determining the amount of any liability for purposes of Section 6.3 of the Agreement, there shall be taken into account Code Section 652(c) and any other applicable provisions of the Code and the Treasury Regulations.

(4) The manner in which Capital Accounts are to be maintained pursuant to Article IV and this Part C is intended to comply with the requirements of Code Section 704(b) and Treasury Regulations § 1.704-1(b) promulgated thereunder. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributions or distributed property or that are assumed by the Company or the Members) are computed in order to comply with Code Section 704(b) and Treasury Regulations § 1.704-1(b), the Manager may make such modification; provided, however, that it is not likely to have a material effect on the amounts distributed to any Person pursuant to Article IX upon the dissolution of the Company. The Manager also shall (i) make any adjustments necessary or appropriate to maintain equality between the aggregate value of the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause the Agreement not to comply with Treasury Regulations § 1.704-1(b).

Part D. Special Allocation Provisions

(1) Allocation of Net Losses. Except as otherwise required by the last sentence of this Part D(1) of this Schedule B, no allocations of loss, deduction, and/or expenditures described in Code Section 705(a)(2)(B) shall be charged to the Capital Accounts of any Member if such allocation would cause such Member to have an Adjusted Deficit Capital Account. The amount of the loss, deduction, and/or Code Section 705(a)(2)(B) expenditure which would have caused a Member to have an Adjusted Deficit Capital Account shall instead be charged to the Capital Account of any Members which would not have an Adjusted Deficit Capital Account as a result of the allocation, in proportion to their positive Capital Accounts (after giving effect to the adjustments described in the definition of Adjusted Deficit Capital Account), or, if no such Members exist, then to the Members in accordance with their Ownership Percentage.

(2) General Allocation Rules.

(a) Except as expressly provided in this Agreement, the items of income, gain, loss or deduction of the Company comprising Net Income or Net Loss for a taxable year shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member pursuant to Section 9.2 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Values, all Company liabilities were satisfied (limited in the case of each nonrecourse liability to the Gross Asset Value of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 9.2 to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain (defined and determined in accordance with Treasury Regulations Section 1.704-2(d)) and a Member's share of Minimum Gain (defined and determined in accordance with Treasury Regulations Section 1.704-2(i)), computed immediately prior to the hypothetical sale of the assets.

(b) All allocations of Net Profits and Net Losses shall be deemed to be comprised of a proportionate share of all items comprising such Net Profits and Net Losses.

(c) For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

(d) The Members are aware of the income tax consequences of the allocations made by the Agreement and this Part D, and hereby agree to be bound by such provisions in reporting their shares of Company income and loss for income tax purposes. Except as otherwise required by law, each Member agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company. Any Member failing to report consistently shall notify the IRS of the inconsistency as required by law and shall reimburse the Company for any legal and accounting fees incurred by the Company in connection with any examination of the Company by federal or state taxing authorities with respect to the year for which the Member failed to report consistently.

(e) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations § 1.752-3(a)(3), each Member's interest in the Company's profits shall be such Member's Ownership Percentage.

(f) To the extent permitted by Treasury Regulations § 1.704-2(h)(3), the Members shall endeavor to treat distributions as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Deficit Capital Account for any Member.

(3) Special Allocations.

(a) If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations § 1.704-1(b)(2)(ii)(d)(4), (5), or (6), which create or increase an Adjusted Deficit Capital Account of the Member, then items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be specially allocated to the Capital Account of the Member in an amount and manner

sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Deficit Capital Account so created as quickly as possible; provided, however, that an allocation pursuant to this Part D(3)(a) shall be made only if and to the extent that such Member would have an Adjusted Deficit Capital Account after all other allocations provided for in this Part D and the Agreement have been tentatively made as if this Part D(3)(a) were not in the Agreement. It is the intent that this Part D(3)(a) be interpreted to comply with the alternate test for economic effect set forth in Treasury Regulations § 1.704-1(b)(2)(ii)(d).

(b) If any Member would have a deficit Capital Account at the end of any Company taxable year which is in excess of the sum of (i) the amount that the Member is obligated to restore to the Company under Treasury Regulations § 1.704-1(b)(2)(ii)(c) and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations §§ 1.704-2(g)(1) and 1.704-2(i)(5), such Member shall be specially allocated items of Company income (including gross income) and gain in the amount of the excess as quickly as possible; provided, however, that an allocation pursuant to this Part D(3)(b) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Part D and the Agreement have been made as if Part D(3)(a) hereof and this Part D(3)(b) were not in the Agreement.

(c) Except as otherwise provided in Treasury Regulations § 1.704-2(f), notwithstanding any other provision of this Part D or the Agreement, if there is a net decrease in Partnership Minimum Gain during any taxable year, each Member shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to such Member’s share of the net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations §§ 1.704-2(f)(6) and 1.704-2(j)(2). This Part D(3)(c) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(d) Except as otherwise provided in Treasury Regulations § 1.704-2(i)(4), notwithstanding any other provision of this Part D or the Agreement, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any taxable year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to such Member’s share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Treasury Regulations § 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and 1.704-2(j)(2). This Part D(3)(d) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(e) Nonrecourse Deductions for any taxable year shall be specially allocated to the Members in accordance with their Ownership Percentage.

(f) Any Partner Nonrecourse Deductions for any taxable year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations § 1.704-2(i)(1).

(g) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 634(b) or Code Section 643(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m)(2) or § 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Member in accordance with their interests in the Company in the event that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) applies.

(h) The allocations set forth in Part D(1) and Part D(3)(a), (b), (c), (d), (e), (f) and (g) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Part D(3)(h). Therefore, notwithstanding any other provision of the Agreement or this Part D (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss or deduction so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to the Agreement. In exercising their discretion under this Part D(3)(h), the Manager shall take into account future Regulatory Allocations under Part D(3)(c) and (d) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Part D(3)(e) and (f).

(i) Allocations to reverse prior allocations pursuant to Part D(3)(h) shall reverse the earliest such prior allocations first, and, if prior allocations arising in the same taxable year that are subject to reversal exceed the current Fiscal Year allocations that remain to reverse prior allocations, such remaining current taxable year allocations shall be deemed to reverse such prior allocations for each Member pro rata in accordance with such Member's prior taxable year allocations.

Part E. Tax Allocations

(a) Allocation of Taxable Income and Tax Losses. Except as provided in Part E(b)-(c), each item of income, gain, loss and deduction of the Company for Federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated for book purposes in the Agreement and Parts C-D of this Schedule B

(b) Section 604(c) and Reverse Section 604(c) Allocations.

In accordance with IRC § 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Property to the Company for Federal income tax purposes and its initial Gross Asset Value, using any reasonable method under Treasury Regulation § 1.704-3(d).

In the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (ii) of the definition thereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for Federal income tax purposes and its Gross Asset Value in the manner provided in Treasury Regulations § 1.704-3(a)(6) using any reasonable method consistent with the principles of Code Sections 704(b) and (c).